SECU

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) | Connecticut (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe | 203-618-5870 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) | New York (City) | New York (State) | 10112-0015 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Alexander Ioffe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC (the "Company") as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/2018
Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 28th day of February, 2018, before me, Elizabeth Ellen Duffy, the undersigned officer, personally appeared Alexander Ioffe, known to me to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

ELIZABETH ELLEN DUFFY
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES OCT. 31, 2020

INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document

INTERACTIVE BROKERS LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-20

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Interactive Brokers LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 1994.

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017
(Dollars in Millions)

Assets:		
Cash and cash equivalents	$	1,160
Cash and securities - segregated for regulatory purposes		15,283
Securities borrowed		3,022
Securities purchased under agreements to resell		2,035
Financial instruments owned, at fair value:		
Financial instruments owned		451
Financial instruments owned and pledged as collateral		590
Receivables:		
Customers (net of allowance for doubtful accounts of $39)		28,281
Brokers, dealers and clearing organizations		536
Affiliates		123
Interest		101
Other assets		31
Total assets	$	51,613
Liabilities:		
Payables to customers	$	41,343
Securities loaned		3,715
Securities sold under agreements to repurchase		1,407
Financial instruments sold, but not yet purchased, at fair value:		407
Other payables:		
Brokers, dealers and clearing organizations		205
Accounts payable, accrued expenses and other liabilities		61
Affiliates		58
Interest		16
		47,212
Members' capital		4,401
Total liabilities and members' capital	$	51,613

See accompanying notes to the statement of financial condition..

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer.

The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company is 99.9% owned by IBG LLC, (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent (Note 7). The Parent and its subsidiaries, including the Company are consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals, and contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include active listed options and U.S. government securities which are included in cash and securities – segregated for regulatory purposes and in financial instruments owned and pledged as collateral in the statement of financial condition.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data. Other securities that are not traded in active markets are also classified in Level 2 of the fair value hierarchy.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses.

Cash and Securities — Segregated for Regulatory Purposes

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators to segregate or set aside cash or qualified securities to satisfy such regulations, which have been promulgated to protect customer assets. At December 31, 2017, securities segregated for regulatory purposes consisted of U.S. government securities of $4.5 billion and securities purchased under agreements to resell of $9.2 billion, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparties with

collateral, which may be in the form of cash or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. It is the Company's policy to net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. It is the Company's policy to net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that meet the offsetting requirements prescribed in ASC Topic 210-20.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices. The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition.

Currency Spot and Forward Contracts

The Company enters into currency swap contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, for the purpose of making bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency swap contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and exchange back a specified amount at completion of the swap term (i.e., the forward contract). Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on distributed bank and broker prices. Included in receivables from and payables to brokers, dealers and clearing organizations are $6 and $5,

respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2017.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Property and Equipment

Property and equipment, which are included in other assets in the statement of financial condition, consist of leasehold improvements, computer equipment, acquired technology, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition. Fully depreciated (or amortized) assets are retired on an annual basis.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation – Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant.

Awards granted under the stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

	Affects	Status
ASU 2016-01	*Financial Instruments - Overall (Subtopic 825-10):* Recognition and Measurement of Financial Assets and Financial Liabilities.	Effective for fiscal years beginning after December 15, 2017.
ASU 2016-02	*Leases (Topic 842):* Requires the recognition of a right-of-use asset and a lease liability for leases previousely classified as operating lease in the statements of financial condition.	Effective for fiscal years beginning after December 15, 2018.
ASU 2016-08	*Revenue from Contracts with Customers (Topic 606)* : Principal versus Agent Considerations. (Reporting Revenue Gross versus Net).	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-10	*Revenue from Contracts with Customers (Topic 606)* : Identifying Performance Obligations and Licensing	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-13	*Financial Instruments - Credit Losses (Topic 326):* Measurement of Credit Losses on Financial Instruments.	Effective for fiscal years beginning after December 15, 2019.
ASU 2016-15	*Statement of Cash Flows (Topic 230):* Classification of Certain Cash Receipts and Cash Payments.	Effective for fiscal years beginning after December 15, 2017.
ASU 2017-09	*Compensation—Stock Compensation (Topic 718):* Providing clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation - Stock Compensation, to a change to the terms or conditions of a share based payment award.	Effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017.

Adoption of those ASUs that became effective during 2017 and 2018, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition.

The Company has reviewed the impact of FASB ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"), and identified similar performance obligations under ASC Topic 606 as compared with deliverables and separate units of account previously identified, as a result the Company expects the timing of its revenue recognition to remain the same as compared to FASB ASC Topic 605, "Revenue Recognition." The Company adopted ASC Topic 606 using the modified retrospective method, effective January 1, 2018.

3. TRADING ACTIVITIES AND RELATED RISKS

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2017, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions

result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

4. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, measured at fair value on a recurring basis as of December 31, 2017. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$ 4,519	$ -	$ -	$ 4,519
Financial instruments owned, at fair value				
Options	1,005	-	-	1,005
U.S. government securities	4	-	-	4
Currency forward contracts	-	32	-	32
	$ 5,528	$ 32	$ -	$ 5,560

	Financial Liabilities At Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value				
Options	$ 406	$ -	$ -	$ 406
Stocks	1	-	-	1
	$ 407	$ -	$ -	$ 407

There were no transfers of financial assets and financial liabilities between Levels 1 and 2 during the year ended December 31, 2017. The Company has no Level 3 assets.

Financial Assets and Financial Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	As of December 31, 2017				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets, not measured at fair value:					
Cash and cash equivalents	$ 1,160	$ 1,160	$ 1,160	$ -	$ -
Cash and securities - segregated for regulatory purposes	10,764	10,764	1,598	9,166	-
Securities borrowed	3,022	3,022	-	3,022	-
Securities purchased under agreements to resell	2,035	2,035	-	2,035	-
Receivables from customer	28,281	28,281	-	28,281	-
Receivables from brokers, dealers and clearing organizations	536	536	-	536	-
Receivables from affiliates	123	123	-	123	-
Interest receivable	101	101	-	101	-
Other assets	3	3	-	3	-
Total Financial Assets, not measured at fair value:	$ 46,025	$ 46,025	$ 2,758	$ 43,267	$ -
Financial Liabilities, not measured at fair value:					
Payables to customers	41,343	41,343	-	41,343	-
Securities loaned	3,715	3,715	-	3,715	-
Securities sold under agreements to repurchase	1,407	1,407	-	1,407	-
Payables to brokers, dealers and clearing organizations	205	205	-	205	-
Total Financial Liabilities, not measured at fair value:	$ 46,670	$ 46,670	$ -	$ 46,670	$ -

Netting of Financial Assets and Financial Liabilities

It is the Company's policy to net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase that meet the offsetting requirements prescribed in ASC Topic 210-20. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing houses or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's net payable or receivable with counterparties for these financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2017.

	As of December 31, 2017				
	Gross Amounts of Financial Assets and Liabilities Recognized	Amounts Offset in the Statement of Financial Condition [2]	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition: Cash or Financial Instruments	Net Amount
Offsetting of Financial Assets:					
Securities segregated for regulatory purposes - purchased under agreements to resell	$ 9,166 [1]	$ -	$ 9,166	$ (9,166)	$ -
Securities borrowed	3,022	-	3,022	(2,945)	77
Securities purchased under agreements to resell	2,035	-	2,035	(2,035)	-
Financial Instruments owned, at fair value					
Options	1,005	-	1,005	(406)	599
Currency forward contracts	32	-	32	-	32
Total	$ 15,260	$ -	$ 15,260	$ (14,552)	$ 708
Offsetting of Financial Liabilities:					
Securities loaned	$ 3,715	$ -	$ 3,715	$ (3,527)	$ 188
Securities sold under agreements to repurchase	1,407	-	1,407	(1,407)	-
Financial Instruments sold, but not yet purchased, at fair value					
Options	406	-	406	(406)	-
Total	$ 5,528	$ -	$ 5,528	$ (5,340)	$ 188

(1) As of December 31, 2017, the Company had $9.2 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities - segregated for regulatory purposes" in the statement of financial condition.

(2) The Company did not have any balances eligible for netting in accordance with ASC Topic 210-20 at December 31, 2017.

Secured Financing Transactions – Maturities and Collateral Pledged

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged as of December 31, 2017.

	December 31, 2017 Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
Securities loaned					
Stocks	$ 3,658	$ -	$ -	$ -	$ 3,658
Corporate bonds	57	-	-	-	57
Securities sold under agreements to repurchase			-	-	-
U.S. government securities	1,316	91	-	-	1,407
Total	$ 5,031	$ 91	$ -	$ -	$ 3,715

5. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the SEC and the CFTC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

Cash and securities – segregated for regulatory purposes consist of the following:

Interest bearing cash deposits	$	1,598
Securities purchased under agreements to resell		9,166
U.S. Treasury securities		4,519
	$	15,283

In accordance with the Rule 15c3-3 of the Exchange Act, the Company is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2017, the Company held cash and securities of $741 and securities purchased under agreements to resell with a carrying value of $9,166 to satisfy this requirement.

During the period ended December 31, 2017, the Company performed the computations for the assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2017, the Company had segregated $74 for the exclusive benefit of PAB customers.

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2017, the Company had cash and securities of $4,825, receivables from brokers, dealers and clearing organizations of $45 and commodities option contracts with net short market value of $79 segregated to satisfy this requirement. At December 31, 2017, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of foreign boards of trade. At December 31, 2017, the Company had cash and securities in the amount of $468 and receivables from brokers, dealers and clearing organizations of $141 segregated to satisfy this requirement.

In accordance with NFA Financial Requirements Section 14, the Company is required to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the U.S. or money center countries (as defined in CFTC Regulation 1.49). NFA authorized the Company to utilize its daily securities reserve computations performed in accordance with SEC Rule 15c3-3 to satisfy this requirement.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1 (Uniform Net Capital), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $0.5 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require it to maintain minimum net capital, as defined, equal to the greater of a) $20 plus 5% of total retail forex obligations in excess of $10, or b) 8% of the total commodities risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital

would be less than 5% of aggregate debit balances arising from customer transactions. At December 31, 2017, the Company had net capital of $3,548, which was $3,053 in excess of the required net capital of $495.

7. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions such as trade execution, securities lending, and securities purchased under agreements to resell transactions with affiliates. The Company also shares administrative, financial and technological resources with affiliates. All related party transactions have been executed under arm's length conditions.

The Company's related party transactions are conducted with Interactive Brokers Canada Inc., Interactive Brokers (U.K.) Limited, Interactive Brokers Securities Japan, Inc., Interactive Brokers Hong Kong Limited, Interactive Brokers (India) Private Limited, Interactive Brokers Australia Pty Limited, Timber Hill LLC, Timber Hill Europe AG and its subsidiary, Timber Hill (Liechtenstein) AG, Timber Hill Australia Pty Limited, Timber Hill Canada Company, IBG, Inc., IBG LLC, IB Business Services (Shanghai) Company Limited, and IB Exchange Corp. and its subsidiaries, Interactive Brokers Corp., Covestor, Inc. and its subsidiary, Covestor Limited, and Greenwich Advisor Compliance Services Corp.

Brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including interest, administrative, consulting and service fees and, advances are reported net by affiliate.

Included in receivables from and payables to customers in the statement of financial condition are accounts receivable from and payable to directors, officers and affiliate customer accounts.

Included in assets in the statement of financial condition were the following amounts with related parties at December 31, 2017:

Securities borrowed	$	2,013
Receivables from customers		2,492
Receivables from brokers, dealers and clearing organizations		396
Receivables from affiliates		123
Other receivables: interest		10

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2017:

Securities loaned	$	3,638
Payables to customers		1,668
Securities sold under agreements to repurchase		91
Payables to brokers, dealers and clearing organizations		5
Payables to affiliates		58
Interest payable		1

8. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Company offers to employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be cancelled by the Company upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Restricted stock units vest, and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

The following is a summary of the Stock Incentive Plan activity for the year ended December 31, 2017:

	Stock Incentive Plan Units [(1)]	Intrinsic Value of SIP Shares which Vested and were Distributed
Balance, January 1, 2017	1,850,341	
Granted	263,282	
Cancelled	(33,139)	
Distributed	(503,371)	$ 18
Balance, December 31, 2017	1,577,113	

(1) Stock Incentive Plan number of granted restricted stock units related to 2016 was adjusted by 10,950 additional restricted stock units during the year ended December 31, 2017.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

Awards previously granted but not yet earned under the Stock Incentive Plan are subject to the plans' post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2017, a total of 89,126 restricted stock units have been distributed under these post-employment provisions.

9. PROPERTY AND EQUIPMENT

Property and equipment, which are included in other assets in the statement of financial condition are comprised of leasehold improvements, computer equipment, computer software, and office furniture and equipment.

At December 31, 2017, property and equipment consisted of:

Leasehold improvements	$ 4
Computer equipment	4
Computer software	1
Office furniture and equipment	1
	10
Less - accumulated depreciation and amortization	(6)
Property and equipment, net	$ 4

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Claims against Customers

On January 15, 2015, due to the sudden move in the value of the Swiss franc that followed an unprecedented action by the Swiss National Bank, which removed a previously instituted and repeatedly reconfirmed cap of the currency relative to the Euro, several of the Company's customers who held currency futures and spot positions suffered losses in excess of their deposits with the Company. The Company took immediate action to hedge its exposure to the foreign currency receivables from these customers. The Company estimates the cumulative losses related to this event, net of hedging activity and debt collection efforts, to be approximately $116 million. The Company is actively pursuing collection of the debts. The ultimate effect of this incident on the Company's results will depend upon the outcome of the Company's debt collection efforts.

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies". As of December 31, 2017, reserves provided for potential losses related to litigation matters were not material.

Trading Technologies Matter

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the U.S. District Court for the Northern District of Illinois, Eastern Division, against IBG, Inc., IBG LLC, Holdings, and the Company. Thereafter, Trading Technologies dismissed IBG, Inc. and Holdings from the case, leaving only IBG LLC and the Company as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief ("the Litigation"). The Defendants filed an answer to Trading Technologies' amended complaint, as well as related counterclaims. The Defendants deny Trading Technologies' claims, assert that the asserted patents are not infringed and are invalid, and assert several other defenses as well. Trading Technologies also filed patent infringement lawsuits against approximately a dozen other companies in the same court. The Litigation was consolidated with the other lawsuits filed by Trading Technologies.

The Defendants and/or certain codefendants filed petitions with the United States Patent and Trademark Office ("USPTO") for Covered Business Method Review ("CBM Review") on the asserted patents. The District Court granted the Defendants' motion to stay the Litigation pending the CBM Reviews. The USPTO Patent Trial Appeal Board found ten of the twelve asserted patents to be not patentable and two patents to be patentable. The Defendants have filed appeals on the claims that were held to be patentable.

It is difficult to predict the outcome of the matter, however, the Company believes it has meritorious defenses to the allegations made in the complaint and intends to defend itself vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that the Company will prevail or that the Litigation can be settled on favorable terms.

Class Action Matter

On December 18, 2015, a former individual customer filed a purported class action complaint against IB LLC, IBG, Inc., and Thomas Frank, PhD, the Company's Executive Vice President and Chief Information Officer, in the U.S. District Court for the District of Connecticut. The complaint alleges that the former customer and members of the purported class of the Company's customers were harmed by alleged "flaws" in the computerized system used by the Company to close out (i.e., liquidate) positions in customer brokerage accounts that have margin deficiencies. The complaint seeks, among other things, undefined compensatory damages and declaratory and injunctive relief.

On February 19, 2016, the Company filed a motion to dismiss the class action complaint. On September 28, 2016, the Court issued an order granting the Company's motion to dismiss and dismissing the complaint in its entirety, and without providing plaintiff leave to amend. On October 5, 2016, the Court entered judgment in the Company's favor. On October 12, 2016, plaintiff filed motions for leave to file an amended complaint and to vacate or amend judgment. On November 14, 2016, plaintiff also filed a motion to disqualify the district judge. The Company opposed all three motions. In memoranda of decision dated August 29, 2017 and September 5, 2017, the Court denied the motions. On September 28, 2017, plaintiff appealed the order of dismissal and subsequent judgment to the United States Court of Appeals for the Second Circuit. On January 9, 2018, the plaintiff filed his appellate brief. The opposition brief is currently due on April 10, 2018. We believe that the appeal, like the original complaint, lacks merit. Further, even if the Court's dismissal were to be overturned on appeal, we do not believe that a purported class action is appropriate given the great differences in portfolios, markets and many other circumstances surrounding the liquidation of any particular customer's margin-deficient account. The Company and the related defendants intend to continue to defend themselves vigorously against the case and, consistent with past practice in connection with this type of unwarranted action, any potential claims for counsel fees and expenses incurred in defending the case shall be fully pursued against the plaintiff.

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its settlement obligations, the Company must fulfill those settlement obligations. The Company is fully

secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the statement of financial condition for such customer obligations.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

Leases

The Company has non-cancelable operating leases covering office space. Office space leases are subject to escalation clauses based on specified costs incurred by the landlord and contain renewal elections. As of December 31, 2017, the Company's proportionate share of minimum annual lease commitments totaled $76 million, inclusive of amounts allocated by affiliates, as follows:

YEAR		
2018	$	5
2019		5
2020		5
2021		5
2022		7
Thereafter		49
	$	76

11. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under typical agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Company's policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of their positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2017, approximately $28.3 billion of customer margin loans were outstanding.

The following table summarizes amounts related to collateralized transactions as of December 31, 2017:

	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 20,349	$ 3,191
Securities purchased under agreements to resell transactions [1]	11,232	11,232
Customer margin assets	28,977	8,634
	$ 60,558	$ 23,057

[1] As of December 31, 2017 $9.2 billion or 82% of securities acquired through agreements to resell that are shown as repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

At December 31, 2017, financial instruments owned and pledged as collateral, where the counterparty has the right to repledge, consist of option contracts of $586 and U.S. government securities of $4.

12. SUBSEQUENT EVENTS

As required by FASB ASC 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued.

On February 20, 2018 the Company made a distribution to members in the amount of $20.

Except as disclosed in Note 10, no other recordable or disclosable events occurred.

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